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                             September 28, 2020

       John Garcia
       Chair and Co-Chief Executive Officer
       AEA-Bridges Impact Corp.
       PO Box 1093, Boundary Hall, Cricket Square
       Grand Cayman, KY-1102
       Cayman Islands

                                                        Re: AEA-Bridges Impact
Corp.
                                                            Amendment No 1. to
Form S-1
                                                            Filed September 23,
2020
                                                            File No. 333-248785

       Dear Mr. Garcia:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2020 letter.

       Amendment No. 1 to Form S-1

       Signatures, page II-5

   1. We note your response to comment 2. Please revise to clearly identify the person who is signing the
registration statement in the capacity of the principal accounting officer or controller. Also revise
to have the company's authorized representative in the United
                                                        States sign the
registration statement.


              You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
       you have questions regarding comments on the financial statements and related matters. Please
 John Garcia
AEA-Bridges Impact Corp.
September 28, 2020
Page 2

contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                        Sincerely,
FirstName LastNameJohn Garcia
                                                        Division of Corporation
Finance
Comapany NameAEA-Bridges Impact Corp.
                                                        Office of Real Estate &
Construction
September 28, 2020 Page 2
cc:       Christian O. Nagler, Esq.
FirstName LastName